Exhibit 12.1

Calculation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends

(In thousands, except ratios)

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
EARNINGS AVAILABLE FOR FIXED CHARGES:
Net income (loss)	$13,737	$15,298	$36,612	$31,579	$66,226	$38,566	$(1,337)
Less: Capitalized interest	(426)	—	(353)	—	—	(17)	(966)
Add: Fixed charges	735	249	1,544	1,111	576	909	3,870
Income tax expense	7,727	8,605	24,562	17,763	37,252	20,858	—

EARNINGS AVAILABLE	$21,773	$24,152	$62,365	$50,453	$104,054	$60,316	$1,567

FIXED CHARGES:
Interest expense	$211	$149	$784	$762	$381	$748	$2,805
Capitalized interest	426	—	353	—	—	17	966
Rental expense representative of interest factor	98	100	407	349	195	144	99

TOTAL FIXED CHARGES	$735	$249	$1,544	$1,111	$576	$909	$3,870

Preferred dividends on a pre-tax basis	—	—	—	—	—	—	7,911

TOTAL FIXED CHARGES AND PREFERRED DIVIDENDS	$735	$249	$1,544	$1,111	$576	$909	$11,781

RATIO OF EARNINGS TO FIXED CHARGES	29.6	97.0	40.4	45.4	180.6	66.4	(1)

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	29.6	97.0	40.4	45.4	180.6	66.4	(2)

(1)	Earnings were inadequate to cover fixed charges by $2.3 million for the year ended December 31, 1999.

(2)	Earnings were inadequate to cover fixed charges and preferred dividends by $10.2 million for the year ended December 31, 1999.